
10032543

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Hills Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13905 Quail Pointe Drive, Suite A
(No. and Street)

Oklahoma City, OK 73134
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Dillingham (405) 286-9755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald L. Dillingham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Hills Securities, Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

M. MORRIS
Notary Public, State of Oklahoma
Commission # 10008875
My Commission Expires 10/22/14

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK HILLS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2010

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oak Hills Securities, Inc.

We have audited the accompanying statement of financial condition of Oak Hills Securities, Inc. as of September 30, 2010 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of Oak Hills Securities, Inc. as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
November 1, 2010

OAK HILLS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010

ASSETS

Cash	$ 189,496
Receivable from affiliate	7,500
Furniture & equipment, net of accumulated amortization of $400	1,590
Other	3,033
TOTAL ASSETS	$ 201,619

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 5,653
Total Liabilities	$ 5,653
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value; 100 shares authorized, 100 shares issued and outstanding	$ 1
Additional paid-in capital	43,999
Retained earnings	151,966
Total Shareholder's Equity	$ 195,966
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 201,619

The accompanying notes are an integral part of this financial statement.

OAK HILLS SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2010

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Oak Hills Securities, Inc. (the "Company") was incorporated in the state of Oklahoma on November 21, 2006. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. Operations began on February 12, 2008.

Accounting Standards Codification - In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162". This standard establishes the FASB Standards Accounting Codification (Codification) as the source of authoritative accounting principles generally accepted in the United States of America (US GAAP) recognized by the FASB to be applied to nongovernmental agencies. The Codification supersedes all of the existing accounting and reporting standards, but is not intended to change or alter existing US GAAP. The Codification changes the references of financial standards within the Company's financial statements. All references made to US GAAP use the new Accounting Standards Codification ("ASC") and the Codification numbering system prescribed by the FASB. For ease of transition, the former references of referring to the specific accounting principles will be shown parenthetically.

Fair Value Measurements - Effective October 1, 2009, the Company completed its adoption of the fair value measurements and disclosures topic (formerly, FAS No. 157, "Fair Value Measurements"). This topic defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It does not require any new fair value measurements, but may require some entities to change their measurement practices.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Depreciation - Depreciation of furniture and equipment is provided for using various the straight line method over five years.

Subsequent Events - The Company has adopted the subsequent events topic (formerly, FAS No. 165, "Subsequent Events"). This topic establishes principles and requirements for identifying, recognizing and disclosing subsequent events. It also requires that an entity identify the type of subsequent event as either recognized or unrecognized and disclose the date through which the entity has evaluated subsequent events. The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's individual shareholder.

NOTE 2 - INCOME TAXES - *(Continued)*

The Company's adoption of the income tax topic (formerly, FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109") on October 1, 2009 had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2006.

NOTE 3 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with Avondale Investments, LLC (Avondale), Merit Properties, LLC, Oak Hills CAPCO, LLC and various other entities. Avondale, a registered investment advisor, and the Company share office space, personnel and other services. Pursuant to the terms of a written agreement, the Company has incurred $7,303 in fees for overhead and administrative services provided by Avondale during the year ended September 30, 2010. Those fees are included in other operating expenses on the statement of income.

The Company leases office space from Merit Properties, LLC. Pursuant to terms of a written lease agreement due to expire December 31, 2011, either party may terminate the agreement with a 60 day prior written notification. The occupancy expense incurred for the year ended September 30, 2010 pursuant to the terms of this lease was $6,420.

In addition, $125,164 of total commission revenue (45% thereof) was generated from investment products initiated by a principal of the Company. The principal did not receive any compensation for the production of these commissions.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2010 the Company's net capital and required net capital were $183,843 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 3%.

NOTE 5 - SUBSEQUENT EVENT

Subsequent to year end, the Company made a $25,000 dividend payment.